

January 25, 2016

Via E-mail
Ms. Cathy Xiang Rong Li
Chief Financial Officer
Homeinns Hotel Group
No. 124 Caobao Road, Xuhui District
Shanghai 200235, People's Republic of China

> **Re: Homeinns Hotel Group**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed January 21, 2016 by Homeinns Hotel Group, Beijing Tourism**
> **Group Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd.,**
> **Neil Nanpeng Shen, David Jian Sun, Jason Xiangxin Zong, James Jianzhang**
> **Liang, Wise Kingdom Group Limited et al.**
> **File No. 005-82520**

Dear Ms. Li:

We have reviewed your filing and have the following comments.

General

1. We note the response to prior comment 2. Please add Mr. Liang to the chart on page 61, or advise as to why you believe this is not necessary.

2. Given the complexity of relationships among the Company and the Buyer Group, please advise what consideration you gave to including a "before and after" chart for the transaction in the forepart of the document.

Background of the Merger, page 26

3. We have reviewed the response to prior comment 8 and note that Item 1015(a) of Regulation M-A applies to all reports received by the Company and filing persons such as BTG Hotels and is expressly not limited to those that relate to the fairness of the consideration or transaction. Please file as exhibits to the schedule copies of both reports noted in the comment. We may have further comment upon review of the reports.

Certain Financial Projections, page 45

4.	We note your response to prior comment 13. Please quantify the changes to the previously estimated full year 2015 results of operations made on November 7, 2015.

Selected Transactions Analysis, page 53

5.	We note the response to prior comment 17. Please provide further detail regarding how Credit Suisse determined to apply a multiple range of 7x to 12x to the Company's Enterprise Value/LTM EBITDA as of September 30, 2015 and 25x to 35x to the Company's Equity Value/LTM Net Income as of September 30, 2015.

Valuation Report of the Financial Advisors for BTG Hotels, page 55

6.	We note the response to prior comment 20. Please disclose the method of selection for Huatai Securities and CITIC Securities. That is, please describe how it was determined to evaluate these particular entities in the first instance, rather than disclosing the criteria by which they were ultimately evaluated. See Item 1015(b)(3) of Regulation M-A.

General, page 56

7.	We note the response to prior comment 22. Please advise when the amount of compensation received or to be received by Huatai Securities and CITIC Securities as a result of the current engagement will be determined and disclosed to security holders.

	You may contact me at (202) 551-3503 if you have any questions regarding our comments.

		Sincerely,

		/s/ David L. Orlic

		David L. Orlic
		Special Counsel
		Office of Mergers and Acquisitions

cc:	Via E-mail
	Kathryn King Sudol, Esq.
	Simpson Thacher & Bartlett LLP

Nima Amini, Esq.
O'Melveny & Myers LLP